

March 11, 2013

Via Email
Thomas Guerriero
President & Chief Executive Officer
WMX Group Holdings, Inc.
301 Yamato Road, Suite 1240
Boca Raton, Florida 33431

> **Re: WMX Group Holdings, Inc.**
> **Form 10-K**
> **Filed September 28, 2012**
> **File No. 000-54434**

Dear Mr. Guerriero:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Business, page 3

1. As it appears you are in the development stage and have had minimal revenues, in future filings please revise your business discussion to clearly describe the development of your current business operations. The disclosure as presented now appears to focus on the business operations you intend to offer to customers. As such, in future filings please describe clearly the business that you currently do. Also revise in future filings the disclosure to discuss the status of any services or operations that you are developing. Refer generally to Item 101 of Regulation S-K.

Signatures, page 35

2. Please confirm that in future filings you will have the principal financial officer and principal accounting officer sign in their individual capacities. Refer to Form 10-K, General Instructions D.(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor